Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
September 30, 2016

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2016	2015
	$	$

Assets

Current assets
Cash and cash equivalents	28,056	16,773
Accounts and other receivables	37,645	34,136
Inventories (note 3)	53,917	92,868
Prepaid expenses	6,512	12,262

	126,130	156,039

Property, plant and equipment	222,823	222,836
Intangible assets	10,368	31,979
Other assets	1,115	1,729

	360,436	412,583

Liabilities

Current liabilities
Accounts payable and accrued liabilities	28,231	47,894
Financial liabilities – borrowings (note 5)	6,429	4,438
Reforestation obligations	4,749	4,749

	39,409	57,081

Financial liabilities – borrowings (note 5)	291,455	313,062
Asset retirement obligations	1,929	1,446
Other obligations	2,285	2,285
Reforestation obligations	4,929	7,634
Deferred income taxes	5,556	12,853
Post-employment benefit obligation	1,948	2,471

	347,511	396,832

Shareholder’s equity

Share capital	65,500	65,500
Deficit	(52,575)	(49,749)

	12,925	15,751

	360,436	412,583

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the nine months ended September 30, 2016 and 2015
(Unaudited)

(expressed in thousands of Canadian dollars)

		Retained
	Share	earnings	Total
	capital	(deficit)	equity
	$	$	$

Balance – December 31, 2014	65,500	3,931	69,431
Net loss for the period	-	(47,625)	(47,625)
Dividends	-	(750)	(750)
Balance – September 30, 2015	65,500	(44,444)	21,056

Balance – December 31, 2015	65,500	(49,749)	15,751
Net loss for the period	-	(2,826)	(2,826)
Balance – September 30, 2016	65,500	(52,575)	12,925

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Net Loss and Comprehensive Loss
For the three and nine months ended September 30, 2016 and 2015
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue	101,638	94,857	290,306	295,123

Cost of products sold (excluding depreciation and amortization)	68,884	72,307	209,322	217,505
Freight and other distribution costs	16,400	17,076	48,841	49,603
Depreciation and amortization	2,318	3,646	8,136	10,889
General and administration	3,976	3,942	12,957	11,659
Loss on termination of Power Purchase Arrangement (PPA) (note 5)	-	-	22,215	-
Other (income) expense, net (note 6)	(305)	(855)	(1,344)	1,184

Operating earnings (loss)	10,365	(1,259)	(9,821)	4,283

Foreign exchange (loss) gain on borrowings	(4,200)	(17,955)	15,183	(36,624)

Finance expenses (note 7)	(5,490)	(5,757)	(15,925)	(17,395)

Net gain (loss) before income taxes	675	(24,971)	(10,563)	(49,736)

Income taxes expense (recovery)	871	(1,448)	(7,737)	(2,111)

Net loss and comprehensive loss	(196)	(23,523)	(2,826)	(47,625)

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the nine months ended September 30
(Unaudited)

(expressed in thousands of Canadian dollars)

	2016	2015
	$	$
Cash (used in) provided by

Operating activities
Net loss for the period	(2,826)	(47,625)
Adjustments for
Finance expenses	15,925	17,395
Depreciation and amortization	8,136	10,889
Deferred income tax recovery	(7,297)	(1,987)
Unrealized exchange (gain) loss on borrowings	(15,183)	36,624
Unrealized (gain) loss on derivative contracts	(489)	68
Reforestation expense	1,977	5,940
Loss on disposal of property, plant and equipment	224	3
Loss on disposal of PPA assets (note 5)	20,620	-
Increase in demand loan value on termination of PPA (note 5)	1,595	-
Inventory valuation	(1,157)	3,516
Greenhouse gas credits	(851)	-
Gain on sale of greenhouse gas credits	(388)	-
Other	(40)	(370)
Reforestation expenditures	(3,382)	(6,768)

	16,864	17,685
Net change in non-cash working capital items (note 10)	26,712	4,790

	43,576	22,475

Investing activities
Additions to property, plant and equipment (note 10)	(4,209)	(38,689)
Proceeds on disposal or property, plant and equipment	131	36
Receipt of government grants	2,175	-
Cash collateral on derivative contracts	-	(276)
Decrease in other assets	11	1

	(1,892)	(38,928)

Financing activities
Credit facility draw	10,000	-
Increase in borrowings	-	8,235
Repayment of borrowings	(14,560)	(1,707)
Finance expenses paid	(25,841)	(25,199)
Dividends paid	-	(750)

	(30,401)	(19,421)

Increase (decrease) in cash and cash equivalents	11,283	(35,874)

Cash and cash equivalents – beginning of period	16,773	47,425

Cash and cash equivalents – end of period	28,056	11,551

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

1	General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of two sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

These condensed interim financial statements were approved for issue on November 1, 2016.

These condensed interim financial statements have not been reviewed or audited by the Company’s external auditor.

2	Summary of significant accounting policies

These condensed interim financial statements for the three and nine months ended September 30, 2016, have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies adopted are consistent with those of the previous financial year. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	Inventories

	September 30,	December 31,
	2016	2015
	$	$

Logs	9,339	34,858
Pulp	16,057	21,584
Lumber	15,593	22,867
Operating and maintenance supplies	12,928	13,559

	53,917	92,868

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

In the second quarter of 2016, the Company reversed a portion, amounting to $1.1 million, of a $1.2 million inventory write down recorded at December 31, 2015. The amount reversed was included in cost of products sold.

4	Revolving credit facility

The Company has a $50.0 million revolving credit facility maturing July 15, 2018. During the period of February 1, 2016, to April 30, 2016, the credit facility was temporarily increased to $70.0 million. The facility is subject to a borrowing formula based on the Company’s levels of inventory and accounts receivable. As of September 30, 2016, $nil was drawn on the credit facility (December 31, 2015 – $nil) and $13.5 million was committed to standby letters of credit (December 31, 2015 – $3.9 million). The interest rate on this facility is floating and may, at the Company’s option, be based on the Canada bank prime rate or US base rate, plus a spread of 2.00% . The Company also has the option of basing the rate on LIBOR, plus a spread of 3.25% . Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

5	Financial liabilities – borrowings

	September 30,	December 31,
	2016	2015
	$	$

Unsecured Senior Notes – US$210 million	275,457	290,640
Less: Financing expenses	(2,240)	(2,613)
Power purchase rights loan #1	-	8,345
Power purchase rights loan #2	-	1,592
Capital Power loan	8,048	-
BEP capital lease obligation	16,619	19,536

	297,884	317,500
Less: Current portion	6,429	4,438

	291,455	313,062

Effective March 24, 2016, Capital Power Corporation gave notice of its intent to terminate its role as buyer of the Sundance C Power Purchase Arrangement. As a result of this termination, the Company’s role as a party to the Power Purchase Arrangement (PPA) syndicate was also terminated. The Company had $9.4 million in loans related to the acquisition of its share of the PPA, which were recorded at fair value and amortized using the effective interest rate method. As a result of the PPA termination, the loans’ cash value of $11.0 million became due and payable to Capital Power on June 30, 2016. The differential, a loss of $1.6 million, was recorded along with the $20.6 million loss on disposal of the PPA asset.

Effective June 30, 2016, the Company entered into an emission offset purchase agreement, whereby 96,922 greenhouse gas credits were sold to Capital Power for the purchase price of $1.8 million, which partially offset the $10.7 million of principal remaining on the loans at the end of June. This resulted in a gain of $0.4 million on the sale of the greenhouse credits over the recorded value amount of $1.4 million. The remaining loan balance of $8.9 million was secured by a letter of credit and will be paid in equal monthly payments of $0.3 million from July 31, 2016, to December 31, 2018, with interest accrued at an effective annual rate of 5.48% .

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

The Company has been advised that the Government of Alberta has challenged the right of Capital Power Corporation to terminate the PPA. A change in the status or effective date of the termination could result in an additional loss. As the amount of such loss, if any, is not reasonably determinable, any amount will be recorded in earnings at such time as the amount can be determined.

6	Other income (expense), net

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Loss on disposal of property, plant and equipment	(4)	-	(224)	(3)
Gain on sale of greenhouse gas credits (note 5)	-	-	388	-
Foreign exchange gain (loss)	848	2,006	(935)	4,102
Insurance proceeds	-	73	-	73
Unrealized (loss) gain on derivative contracts	(281)	(1,143)	489	(68)
Realized (loss) gain on derivative contracts	(258)	(81)	1,626	(5,288)

	305	855	1,344	(1,184)

7	Finance expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Interest expense on borrowings	6,496	6,949	19,011	19,769
Less: Interest capitalized on qualifying assets	1,326	1,393	3,895	2,921

Net interest expense on borrowings	5,170	5,556	15,116	16,848
Other interest and bank charges	350	228	860	678
Interest income	(30)	(27)	(51)	(131)

	5,490	5,757	15,925	17,395

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

8	Financial instruments and financial risk factors

Financial instruments

Carrying and fair value of financial instruments by category:

	September 30, 2016

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	28,056	-	28,056	28,056
Accounts receivable Trade and other	-	37,645	-	37,645	37,645
Other assets	-	1,115	-	1,115	1,115

	-	66,816	-	66,816	66,816

Financial liabilities
Accounts payable Trade and other	25	-	28,206	28,231	28,231
Borrowings	-	-	297,884	297,884	169,971
Other obligations	2,280	-	5	2,285	2,285

	2,305	-	326,095	328,400	200,487

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

	December 31, 2015

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	16,773	-	16,773	16,773
Accounts receivable Trade and other	-	34,136	-	34,136	34,136
Other assets	-	1,729	-	1,729	1,729

	-	52,638	-	52,638	52,638

Financial liabilities
Accounts payable Trade and other	542	-	47,352	47,894	47,894
Borrowings	-	-	317,500	317,500	175,635
Other obligations	2,280	-	5	2,285	2,285

	2,822	-	364,857	367,679	225,814

The estimated fair value of financial instruments is based on relevant market prices and information available at the end of the period.

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, accounts and other receivables, bank indebtedness, credit facility, accounts payable and accrued liabilities, approximates their carrying value due to the short-term nature of these financial assets and liabilities.

The fair value of the Senior Notes included in borrowings as at September 30, 2016, was estimated to be US$110.8 million (December 31, 2015 – US$107.4 million), based on the most recent bid price.

Financial assets and liabilities that are recognized on the statements of financial position at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 – inputs that are not based on observable market data.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash flow method, based on forward commodity prices. The fair value of forward exchange contracts is calculated using a forward pricing model (Level 3).

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other (income) expense at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other (income) expense.

At September 30, 2016, the Company had $0.7 million (September 30, 2015 - $1.3 million) in U.S.-dollar-denominated forward lumber commodity contracts outstanding, resulting in an unrealized loss of US$21 thousand (September 30, 2015 – US$0.2 million gain). All the outstanding derivative contracts had terms of less than one year. A US$10 change in the contract pricing on the outstanding commodity contracts of US$0.7 million would result in a financial impact of $28.9 thousand.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge U.S. dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. As at September 30, 2016, the Company had US$20.0 million (September 30, 2015 – US$12.0 million) in outstanding forward exchange contracts, with a weighted average contract rate of C$1.3104/US$ 1.00 (September 30, 2015 – C$1.2154/US$ 1.00) . The Company had no (September 30, 2015 – US$9.0 million) outstanding collar options contracts. The Company recorded the amount of unrealized gain on these currency contracts for the nine months ended September 30, 2016, of $0.5 million (September 30, 2015 – $0.3 million loss) in other (income) expense.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

9	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has two reportable segments, lumber and pulp, and one supporting cost centre, corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices.

Product segments

Lumber

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue from external customers	52,989	50,115	148,325	151,657

Cost of products sold	(37,557)	(42,719)	(110,806)	(121,469)
Freight and other distribution costs	(5,639)	(6,388)	(15,613)	(16,551)
Depreciation and amortization	(1,383)	(1,739)	(4,309)	(5,204)
Other (expense) income	(303)	1,485	604	1,122

Operating earnings	8,107	754	18,201	9,555

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Pulp

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue from external customers	48,553	44,647	141,689	143,179

Cost of products sold	(31,307)	(29,568)	(98,474)	(95,986)
Freight and other distribution costs	(10,761)	(10,688)	(33,228)	(33,052)
Depreciation and amortization	(911)	(1,870)	(3,756)	(5,561)
Other income (expense)	608	(702)	353	(2,388)

Operating earnings	6,182	1,819	6,584	6,192

Corporate and other

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue from related parties	96	95	292	287

Cost of products sold	(20)	(20)	(42)	(50)
General and administration	(3,976)	(3,942)	(12,957)	(11,659)
Depreciation and amortization	(24)	(37)	(71)	(124)
Loss on termination of PPA	-	-	(22,215)	-
Other income	-	72	387	82

Operating loss	(3,924)	(3,832)	(34,606)	(11,464)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Total

	Three months ended		Nine months ended
		September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue from external customers and related parties	101,638	94,857	290,306	295,123

Cost of products sold and general and administration	(72,860)	(76,249)	(222,279)	(229,164)
Freight and other distribution costs	(16,400)	(17,076)	(48,841)	(49,603)
Depreciation and amortization	(2,318)	(3,646)	(8,136)	(10,889)
Loss on termination of PPA	-	-	(22,215)	-
Other income (expense)	305	855	1,344	(1,184)

Operating earnings (loss)	10,365	(1,259)	(9,821)	4,283

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $4.7 million for the nine months ended September 30, 2016, and $1.9 for the three months ended September 30, 2016 (2015 - $4.5 million and $1.8 million, respectively).

Expenditures on property, plant and equipment and intangibles

	Nine months ended
		September 30,
	2016	2015
	$	$

Lumber	780	2,564
Pulp	6,125	44,110
Corporate and other	582	529

	7,487	47,203

Expenditures on property, plant and equipment and intangibles are net of government grant funding of $2.2 million for the nine months ended September 30, 2016 (September 30, 2015 - $nil).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

Identifiable assets

	September 30,	December 31,
	2016	2015
	$	$

Lumber	156,362	199,223
Pulp	173,710	194,149
Corporate and other	30,364	19,211

	360,436	412,583

10	Supplementary cash-flow information

Net change in non-cash working capital items

	Nine months ended
		September 30,
	2016	2015
	$	$

Accounts and other receivables	(3,020)	6,679
Inventories	40,269	8,883
Prepaid expenses	4,289	189
Accounts payable and accrued liabilities	(14,826)	(10,961)

	26,712	4,790

Additions to property, plant and equipment

	Nine months ended
		September 30,
	2016	2015
	$	$

Additions to property, plant and equipment and intangible assets	(9,662)	(47,203)
Changes in working capital for investing activities	1,558	5,593
Interest capitalized on qualifying assets	3,895	2,921

	(4,209)	(38,689)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the nine months ended September 30, 2016
(Unaudited)

All amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted

11	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

The Company earned revenue from Industries as follows:

	Nine months ended September 30,
	2016	2015
	$	$

Administration fees	292	287

Included in accounts receivable relating to these transactions	30	31

Fees are established at the cost to the Company, plus a 5% markup.

The Company incurred costs charged by Industries as follows:

	Nine months ended September 30,
	2016	2015
	$	$
Chemical purchases	674	650

Other services	1,852	1,819

Accounts payable to Industries	336	187

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to the parent company.